

Mail Stop 4628

September 28, 2015

Marc Shore
Chief Executive Officer
Multi Packaging Solutions International Limited
150 E. 52nd Street, 28th Floor
New York, NY 10022

> **Re:** **Multi Packaging Solutions International Limited**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 14, 2015**
> **File No. 333-205278**

Dear Mr. Shore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2015 letter.

Risk Factors, page 25

If we cannot effectively anticipate technology trends and develop and market new products to respond to changing customer preferences…, page 27

1. We note your brief statement here that "Our customers may decide to decrease their product packaging or forego the packaging of certain products entirely." Please add a risk factor explaining in greater detail the impact of digital distribution on your growth prospects. In this regard, we note your discussion elsewhere in the document that "multi-media sales are declining due to the change in delivery systems towards digital delivery." We furthermore note your disclosure that you believe you have "a market-leading position in the multi-media specialty packaging sector based on sales." In your disclosure, please include quantitative information concerning the recent impact of the declining multi-media sales from your North American and European markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Results of Operations – Fiscal Periods Ended August 14, 2013 and June 30, 2014 Compared to Fiscal Year Ended June 30, 2015, page 65

Operating Income/Adjusted EBITDA, page 65

2.   It appears that you have provided an analysis of operating income and adjusted EBITDA based on combined results for predecessor and successor periods. Please revise your disclosure as the presentation of combined information for predecessor and successor periods without reflecting all relevant pro forma adjustments does not appear to be appropriate.

Significant Accounting Policies and Critical Accounting Estimates, page 77

Revenue Recognition, page 79

3.   It does not appear that you have made a substantive revision in response to prior comment 5. Please revise to provide additional detail regarding your revenue recognition policy that is specifically tailored to your operations. Refer to SAB Topic 13.

Financial Statements of Multi Packaging Solutions Global Holdings Limited, page F-3

Note 20 – Stock Based Compensation, page F-47

4.   It appears that disclosure regarding the exercisability of time-vesting profits interests was removed from the disclosure provided in your amended filing. Please provide us with additional information regarding the nature of these awards. As part of your response, address the disclosure in footnote 1 to the Outstanding Equity Awards at 2015 Fiscal Year-End table on page 108 which states that the incentive units are most similar economically to option awards. With your response, tell us supplementally why you believe this compensation should be disclosed as option awards.

5.   The weighted average grant date fair-value of incentive units subject to profits interests issued during the fiscal year ended June 30, 2015 was $13.37 compared to $9.96 for the incentive units subject to profits interests issued during the nine month period ended March 31, 2015. Please describe the factors that led to the change in fair value.

Note 21 – Segments, page F-53

6.   In response to prior comment 14, you have disclosed net sales for each of three end markets (i.e., consumer, health care, and media). As previously requested, please tell us about the similarities and differences in the products grouped together for purposes of this disclosure. In addition, we note that you have identified premium folding cartons,

inserts, labels, rigid packaging, and other consumer packaging as your key product offerings. Please tell us how you considered providing disclosure pursuant to FASB ASC 280-10-50-40 using these product categories.

You may contact Sandy Eisen, Staff Accountant, at (202) 551-3864, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources